AMARC ACQUIRES TWO ADDITIONAL PORPHYRY COPPER PROJECTS AND CONSOLIDATES LOANS

November 21, 2016 – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce it plans to acquire a 100% interest in two important-scale porphyry copper deposit targets located in north-central and central British Columbia (“BC”) respectively, known as JOY and DUKE. Both properties represent significant potential for the discovery of porphyry copper-gold and copper-molybdenum deposits. Along with Amarc’s IKE porphyry copper-molybdenum deposit and the promising porphyry copper (± gold ± molybdenum ± silver) deposit targets proximal to the IKE discovery, JOY and DUKE will serve to diversify and strengthen the Company’s portfolio of quality porphyry projects.

The JOY porphyry copper-gold deposit target lies some 15 km north of the productive Kemess porphyry gold-copper district, where Northgate Minerals produced 3 million ounces of gold and 784 million pounds of copper over a 12-year period to 20101 (Kemess South), and AuRico Metals recently announced a 628 m intercept grading 0.53 g/t Au and 0.41% Cu2 (Kemess East). The Kemess District is well-known to Amarc’s technical team as Hunter Dickinson Inc. (“HDI”), with whom Amarc is associated, is credited as the first company to recognize its true porphyry potential – acquiring both the early-stage Kemess South and Kemess North prospects and advancing them into significant porphyry copper-gold deposits. Additionally, three past-producing silver-gold mines occur just 10 to 20 km west of JOY. The Lawyers, Baker and Shasta precious metal mines produced a total of 5.5 million ounces of silver and 234,000 ounces of gold from epithermal veins, stockworks and breccias between 1989 and 20003.

The DUKE deposit target is located within the well-known Babine porphyry-copper district, just 30 km north of former mines (Bell and Granisle) operated by Noranda Minerals Inc. between 1966 and 1992, producing a total of 1.1 billion pounds of copper, 634,000 ounces of gold and 3.5 million ounces of silver4. DUKE is also just 10 km northeast of the Morrison Deposit, a 225 million tonne copper-gold-molybdenum porphyry deposit with a completed Feasibility Study5.

Amarc has entered into two separate transactions – one with a company owned by director Robert A. Dickinson, and the other directly with Robert A. Dickinson. The first is for the purchase of a 100% working interest in the JOY and DUKE porphyry copper deposit targets. The two projects are being acquired at the vendor’s direct costs of $492,639. In order to fund these acquisitions, Amarc has signed a Loan Consolidation Agreement with Mr. Dickinson, pursuant to which a previous two-year loan of $1 million coming due November 26, 2016 has been extended for three years on customary conditions, and increased to $1.5 million. The Loan remains unsecured and will bear interest at a rate of 9% per annum. Amarc will issue a Loan bonus of 10,000,000 three-year term common share purchase warrants with an exercise price of $0.08 per share. Both of the transactions are subject to regulatory approval.

JOY PROPERTY

The JOY property is located 310 km north-northwest of Mackenzie in an area of moderate topography in the prolific Kemess porphyry belt of the Toodoggone Region of north-central B.C. The 7,200-hectare property is accessed by seasonal roads or helicopter from the Kemess Mine Site, located approximately 25 km due south. Seasonal roads to the nearby Pine and Brenda porphyry copper deposits come within 2.0 km and 0.5 km, respectively, of the JOY property boundary.

Recorded work by various past operators on the JOY claims began in 1968 and continued intermittently through to 2004. Over 2,000 soil samples, 840 rock samples and 30 silt samples were collected, but no ground geophysical surveys or drilling have been done, and there has been little geological mapping.

Compilation of all historical sampling along with a recently completed confirmation soil survey, has revealed the presence of several extensive areas of coincident and overlapping soil and rock anomalies, the most significant of which is Deposit Target 1 (DT-1) with a core area of 4.5 km2 within a larger cluster extending over approximately 9 km2. The extensive coincident copper, molybdenum, gold, silver, lead and zinc soil anomalies at JOY are interpreted to potentially represent a shallowly buried copper-gold porphyry deposit.

Amarc has acquired 100% of the JOY mineral claims subject only to an underlying 3% NSR royalty from production, which has now been capped at $3.5 million.

DUKE PROPERTY

The DUKE property is located 80 km northeast of Smithers BC, in subdued topography 25 km east of Babine Lake on the Nechako Plateau. The 6,600-hectare property is accessible from Smithers by road and a barge crossing of Babine Lake from Granisle. A longer, all road-based commute is available from Fort St. James, 150 km to the southeast.

DUKE was intermittently explored between 1965 and 2010 with geochemical, induced polarization (“IP”) and magnetometer surveys and also 30 shallow diamond drill holes. Extensive glacial cover precludes geological surveys and hinders geochemical survey interpretation, but many of the holes drilled intersected significant lengths of copper-molybdenum-silver-gold porphyry mineralization that remains open both laterally and to depth. One example, DDH-14, intersected 87 m of 0.40% Cu, 0.021% Mo, 2.2 g/t Ag and 0.05 g/t Au from 29 m to the end of the hole. In addition, IP survey results suggest the mineralized sulphide system may be offset by faulting, leaving a significant area of prospective ground yet to be drilled.

Amarc has secured a 100% interest in the DUKE property as well as extensive adjacent mineral claims over nearby second-order exploration targets.

About Amarc Resources Ltd.

Amarc is a BC-based mineral exploration and development company with an experienced and successful management team that is focused on advancing the IKE Project, a major new porphyry copper-molybdenum discovery combined with at least four nearby, important-scale and drill-ready porphyry copper deposit targets. With the IKE Project underway and Centerra Resources on board as a funding partner, Amarc has also acquired the JOY and DUKE porphyry copper projects in BC. The Company is now assessing plans for how best to advance these exciting new acquisitions.

Amarc is associated with HDI, a diversified, global mining company with a 25 year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources, such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects provide superior returns to shareholders.

Qualified Person as Defined Under National Instrument 43-101
Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed approved the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Notes:
1.	MINFILE Number 094E 094, MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.
2.	Aurico Metals news release November 8, 2016.
3.	MINFILE Numbers 094E 026, 094E 050 and 094E 066 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.
4.	MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.
5.	Pacific Booker Minerals Inc. news release February 27, 2009.

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.